THUNDER SWORD RESOURCES INC.

Form 51-102FI

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2007

This Management's Discussion and Analysis ("MD&A") prepared as of March 29, 2007, supplements, but does not form part of, the unaudited annual financial statements of the Company and the notes thereto for the period ended January 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company"), should be read in conjunction with the unaudited interim financial statements for the period ended January 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

The reader should also refer to the annual audited financial statements for the year ended October 31, 2006 and the Management Discussion and Analysis for that year.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

The Company prepares and files its financial reports in accordance with Canadian generally accepted accounting principles. The MD&A and the corresponding financial statements for the three month period ended January 31, 2007 were prepared by management and have not been reviewed by the Company's external auditor.

Additional information related to the Company can be found on the SEDAR website (www.sedar.com) and on the Company's website (thundersword.com)

OVERVIEW

The Company is engaged in the exploration, development and exploitation of resource properties, including mineral and energy related commodities.

As mentioned to you in our October 31, 2006 Report, 2006 was a very good year for the energy markets generally, with record prices being set for most energy related commodities and this holds true for 2006 and the first quarter of 2007 as well. Industry experts continue to suggest that the demand for these commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management continues to direct its efforts on creating shareholder value by further acquiring, participating and seeking joint venture participation in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As earlier reported by the Company, we are currently participating as a joint venture partner in excess of 74,000 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. We continue to be very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2007.

Uranium prices have increased dramatically since the historic lows of 2001 and continue to reach new highs almost weekly. For the most part, this price strengthening reflects tightening supply and recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. By 2050, world energy consumption will double and demand for electricity will

triple. A recent *Forbes* magazine cover story, entitled *Going Nuclear,* analyzed uranium's recent price surge, "One reason the price of uranium should keep escalating is that producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company continues to focus its exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open-pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high-grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Joint Venture Participation - Athabasca Basin Saskatchewan

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to fully exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 was paid in October 2006 upon the Option Agreement having been accepted by the TSX Venture Exchange, with the balance due on or before October 1, 2007. In addition the Company completed and closed a $2mil private placement financing at $1.50 per Unit, comprised of one share and one warrant at $2.00 per share expiring October 2008. The proceeds from the placement were used to pay the Company's initial $1.5mil in expenditure and fee obligations on the Optioned Claims, and for general working capital. In addition to meeting its financial commitments to date, the Company also issued the Optionor 5,000,000 shares of the Company as per the Option Agreement.

In consideration of the payments made to date under the Option Agreement, as amended, Thunder Sword, has now vested a 15.37% interest in the Option Claims. To earn its full 51 % interest Thunder Sword was originally obligated under its Option Agreement to continue to incur an additional $3,000,000 in exploration expenditures on or before October 1, 2007, and an additional $4,000,000 in exploration expenditures on or before October 1, 2008. As these expenditures are incurred, the Company will be deemed by the Optionor to have earned an additional 4.88% (approx.) interest in the Optioned Claims for each $1 mil in expenditures. In addition, once the Company pays the remaining $500,000 lease Option fee referred to above, it will be vested with an additional 2.44% interest in the Optioned Claims, up to a total 51 % interest.

On Feb 19, 2007 the Company announced that it has entered into a Letter of Intent (LOI) with each of Tribune Resources Corp. (Tribune) and 101073531 Saskatchewan Ltd. (Sask Co.) whereby Tribune was given the right to acquire a 26% interest in certain of its leases covering 34,374 hectares of THU's existing 74,343 hectares (the "JV Claims") located within the Athabasca Basin, Saskatchewan.

The JV Claim areas included in the LOI are as follows:

Location	Area (ha.)
Virgin Lake	1985 ha
Dufferin Lake – East	13,290 ha
American /Botham Lake	19,099 ha.
TOTAL	34.374 ha.

Under the terms of the LOI, Tribune was given the right to earn a 26% interest in the JV Claims from Thunder Sword subject to Tribune incurring qualifying expenditures on the Claims of $3,000,000, at least $1,500,000 of which must be incurred by October 1, 2007 and the balance of which must be incurred by

October 1, 2008. During this earn-in period, Tribune will be obligated to allocate expenditures such that the Claims remain in good standing with respect to the assessment work required by the Province of Saskatchewan until September 30, 2008. Thereafter, the parties will form a formal operating joint venture in respect of such JV Claims whereby they will pay ongoing exploration and assessment costs on a pro-rata basis. In addition to the above property expenditures, Tribune is obligated to pay to THU a Lease acquisition fee of $500K of which $250,000 must be paid on or before February 27, 2007 and $250,000 on or before June 1, 2007. Tribune is also obligated to reimburse THU for all 2006 assessment credits paid by THU attributable to the Claims which can be carried forward into 2007, estimated at around $100,000; and also pay to THU such other 2007 expenditures incurred by or paid on any of the Claims by Thunder Sword or Sask Co. to date, estimated at an additional $315,916. Once reimbursed, these 2007 expenditures will be credited towards the $1.5 million 2007 expenditure obligation of Tribune referred to above.

In consideration of THU entering into the proposed JV agreement with Tribune, the Optionor has agreed with THU that all expenditures incurred by Tribune on the JV Claims will be fully credited towards the earning requirements set out in the Option Agreement as between the Optionor and THU on the full 74,000 hectares.

Assuming Tribune earns its full interest in the JV Claims and expends the $3 mil in work assessments, the $3 mil in expenditures will then be credited by the Optionor towards the Company's 2007 and 2008 earning expenditures under the Option Agreement. This will result in the Company being vested with a fully earned 51 % interest in the JV Claims (of which 26% will be assigned to Tribune) and an additional 14.6% interest in the remaining 40,000 hectare claims covering the Dufferin West, Kercher Lake and Cluff Lake Areas.

Management is excited by the proposed joint venture in that it will both expedite the vesting of THU's interest in both the JV Claims to which the Joint Venture is subject and will further allow THU to focus its other exploration efforts on its remaining properties, in particular the Dufferin West area, where as earlier announced, Cameco has made significant discoveries of uranium.

The Company is pleased to report that Tribune has made application to the TSX for approval of the LOI and in support therefore have commissioned an updated 43-101 report in respect of the subject claims. In addition, in compliance with its obligations under the LOI, Tribune has paid to the Company "good faith payments" in the aggregate sum of $694,312.51.. This amount represents payment of an initial $250,000 lease acquisition cost, the balance of $250,000 being due and payable June 1, 2007; and reimbursement for exploration expenses already undertaken on the claims by the Company as qualifying assessments for 2007. The funds are being held in trust by the Company and will be released to it upon final TSX approval.

The Company is in the process of reviewing recently completed ground geophysics on various claims and will be working with its partners to establish a going forward exploration and drill program, as the case may be.

Ongoing Exploration on Optioned Claims

Thunder Sword Resources continues to aggressively explore and develop its 74,000ha Uranium Claims, adding value further identifying prospective high grade drill target areas and creating opportunities and value for its Shareholders.

In initially assessing its Athabasca Basin Uranium claims, Dr. Joe Montgomery, Ph.D, P.Eng. in his N43-101 Report, dated May 26, 2006, prepared for Thunder Sword, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration was recommended. The proposed program was carried out consisting of airborne magnetic and electromagnetic surveys and is now being followed up by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and

you, its shareholders over many years to come.

The Company is continuing to work with two of the most active geophysical companies in the Athabasca Basin, providing Thunder Sword with the most technically advanced data and interpretation reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in 2006. The results from the airborne data and recent ground geophysics on various claims show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process. These are very encouraging results for the company. A Spring and Summer 2007 exploration program is being planned and had been initiated. These programs include line-cutting grids and ground geophysics to follow up the airborne-indicated conductors.

Patterson Geophysics has already provided follow-up recommendations for a ground program on the American Lake/Botham Lake claims and the Dufferin West Claims. These properties were covered the Company's Spring and Fall 2006 programs with a GEOTEM and MEGATEM Airborne Survey. The data indicates numerous conductive zones in each of these areas. Close to 20 km of strong conductors have been pointed out in the Botham Lake report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

The deeper penetrating MEGATEM survey was required on the Dufferin Lake property and all the additional claims and early interpretation reports indicate positive results for the Company.
Thunder Sword is well positioned in the highly prospective and very active Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years, but with grades recently reported by Cameco where they intersected 18.3% U_3O_8 over 5.3 metres in drill hole VR-22W2 and 6.72% U_3O_8 over 5.2 metres in drill hole VR-024, the interest in the Company's offsetting claims Dufferin West and East Claims is ever increasing.

As earlier announced, Cameco has also reported significant uranium encounters on their Virgin River Project from a number of other drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault. Thunder Sword's contiguous claims in this area run for 30 km on a NE - SW trend and on strike with numerous conductors.

The Company is initiating ground geophysics on its DWI grid, this work will test a conductor that is coincident with the eastern boundary of the Virgin River Shear Zone and based on a review by Patterson Geophysics, appears to be crosscut by a second structure shown by a weak magnetic high. The Company was advised by Patterson Geophysics, that this same structure also crosses the Dufferin Fault and may be related to Cameco's present area of drilling.

In a different area of interest, 45 km to the east of the Dufferin claims, are the Company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and its economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the

airborne data is taking time to complete. Both Fugro Airborne Geophysics and Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4~ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% interest in these claims.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits. All claims are in good standing until April 24, 2007.

Magnesium Chloride Project, Geermu, China

Our magnesium chloride is brought in from China from a property in Geermu, located a few kilometers from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grades of magnesium chloride (46%) are found in the tailings from previous mining operations and it is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

SELECTED ANNUAL INFORMATION

The following table provides a brief summary of the Company's financial operations for the fiscal years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

	2006	2005	2004
Sales	$ 29,129	$ 17,407	$ 38,316
Net Loss from operations	$ 377,341	$ 192,589	$ 396,697
Net loss per share (basic and fully diluted)	$0.04	$0.02	$0.07
Total Assets	$ 3,515,560	$ 123,916	$ 126,166
Long Term Financial Liabilities	$ -	$ -	$ -
Cash Dividends per share	$ -	$ -	$ -

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

RESULTS OF OPERATIONS

Please see the above detailed discussions on the Company's properties.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity and flexibility of our product. The marketing and production of our fertilizer product has been a further delayed as research and development is continuing. The sound barrier and fire retardant products show a demonstrated market potential, but further testing is necessary before we can launch this product. We continue to hold an inventory of liquefied magnesium chloride and are currently marketing it.

SUMMARY OF QUARTERLY RESULTS
(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended Jan 31. 2007	Quarter ended Oct 31, 2006	Quarter ended July 31. 2006	Quarter ended Apr. 30 2006	Quarter ended Jan. 31, 2006	Quarter ended Oct 31. 2005	Quarter ended July 31. 2005	Quarter ended April 30. 2005
Sales	$ 4,345	$ 9,434	$ 6,880	$ 7,679	$ 5,136	$ 9,829	$ 7,578 -	$ -
Loss for the period from operations	$ (81,827)	$(174,874)	$ (72,049)	$(93,122)	$ (37,296)	$ (38,837)	$(43,667)	$ (56,823)
Loss Per Share from operations - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Net Loss for the Period	$ (81,827)	$(174,874)	$ (72,049)	$(93,122)	$ (37,296)	$ (38,837)	$(43,667)	$ (56,823)
Net loss Per Share - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the quarter ended January 31, 2007 and significant variations from the prior year include:

- Advertising and shareholder relations – $32,601 (2006 - $720): As disclosed in the October 31, 2006 MD&A, increased advertising and shareholder relations expenditures were directly related to the Company entering into contracts for investor and shareholder relateions with two arms-length companies. Included in the expense for the quarter is approximately $30,000 paid under these agreements.
- Consulting fees – $15,000 (2006 - $18,000): Consulting fess in each period includes $15,000 paid or accrued to directors.
- Filing and transfer fees – $3,465 (2006 - $402): Increased transfer agent fees in the current period reflect additional share transfer fees (related to a financing completed late in the prior quarter).
- Interest – $12,753 (2006 - $5,151): Interest expense in the current period is solely interest accrued on amounts due to directors. Interest expense in the prior period includes interest on amounts due to directors ($4,693) and interest paid on overdue trade creditor accounts.
- Professional Fees – $3,140 (2006 - $NIL): Professional fees in the quarter relate to general corporate matters without similar expenses in the prior year period
- Rent - $9,139 (2006 - $6,940): Rent includes $1,500 (2006 - $1,500) paid to a company controlled by the spouse of a director. Rent expense in the current quarter is greater than that of the comparative period as the Company recovered approximately $1,000 per month in the comparative period but not in the current period.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the Company's exploration activities determine the existence of economically recoverable reserves on its mineral properties or sales of magnesium chloride increase to the point of profitability.

LIQUIDITY

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at January 31, 2007 was $247,727 (January 31, 2006: - $335,319). At January 31, 2007 the Company had working capital deficiency of $578,415 (October 31, 2006 - $285,553) which include advances from related

parties totaling $527,227 (October 31, 2006: - $497,434). Amounts due to related parties bear interest at 10% per annum and are payable on demand. Management is currently pursuing additional equity financing in order to cover its operating and capital expenses and to pursue its objectives.

To finance the Company's undertaking, the Company continues to seek out joint venture partners where feasible. Subsequent to the end of the period the Company borrowed $200,000 from a shareholder. The loan due within one year (February 7, 2008) and bears interest at 8% per annum.

CAPITAL RESOURCES

Shares Authorized:	Unlimited number of common shares (2005 - 98,895,000) without par value
	Unlimited number of preference shares (2005 - 1,000,000) without par value
Shares Issued:	16,760,912 common shares without par value

There are no stock options outstanding at the date of this report.

There are 1,341,334 share purchase warrants outstanding. The holder of each warrant is entitled to purchase one additional common share at a price of $2.00 up to October 18, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet arrangements.

RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for during the year ended October 31, 2006:

a) Rent

   The Company paid or accrued rent of $1,500 (2006 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

   The Company paid or accrued consulting fees of $15,000 (2006 - $15,000) to directors for management services

Amounts due to related parties, totaling $497,434 (2005 - $290,215) include amounts due to a director and a company controlled by the spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment. Interest accrued during the period on amounts due to related parties total $12,753 (2006 - $4,693)

FOURTH QUARTER

Not Applicable

PROPOSED TRANSACTIONS

The Company has announced a private placement of 2,000,000 Units at a price of $1.80 per Unit. Each Unit will consist of one common share and one-half common share purchase warrant. The warrants are exercisable for two years at a price of $2.00 per common share. Proceeds from the private placement will be used to further explore and define frill targets on the Company's Dufferin Lake prospect and its additional claim blocks. This private placement is subject to regulatory authority approval.

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an

ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statement and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There were no changes during the period

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST recoverable, accounts payable and accrued liabilities and due to related parties. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with generally accepted accounting principles in Canada as of January 31,2007, have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

#82- 1240

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006

(Unaudited – see Notice to Reader)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at January 31, 2007 and the statements of operations and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	"Morgan & Company"
March 29, 2007	Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS
(Unaudited – see Notice to Reader)

		JANUARY 31 2007 (Unaudited)		OCTOBER 31 2006 (Note 1)
ASSETS				
Current				
Cash	$	247,727	$	335,319
GST recoverable		81,124		72,128
Inventory		7,073		8,543
Prepaid expenses		755		1,487
		336,679		417,477
Capital Assets		11,385		12,305
Interest In Mineral Properties		3,297,742		3,085,787
	$	3,645,806	$	3,515,569
LIABILITIES				
Current				
Accounts payable	$	387,867	$	205,596
Due to related parties		527,227		497,434
		915,094		703,030
SHAREHOLDERS' DEFICIENCY				
Share Capital		7,867,278		7,867,278
Deficit		(5,136,566)		(5,054,739)
		2,730,712		(2,812,539)
	$	3,645,806	$	3,515,569

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JANUARY 31 2007	2006
Sales	$ 4,345	$ 5,136
Cost Of Sales		
Inventory, beginning of period	8,543	16,189
Purchases	-	-
Freight out	1,031	717
Warehousing	460	637
	10,034	17,543
Inventory, end of period	7,073	14,373
	2,961	3,170
Gross Profit	1,384	1,966
Administrative Expenses		
Advertising and shareholder relations	32,601	720
Amortization	920	1,318
Automotive and travel	4,717	4,536
Consulting fees	15,000	18,000
Filing and transfer fees	3,465	402
Interest	12,753	5,151
Office rent and miscellaneous	3,347	2,089
Professional fees	3,140	-
Product research	-	106
Rent	9,139	6,940
	85,082	39,262
Loss From Operations	(83,698)	(37,296)
Other Items		
Interest Income	1,871	-
Loss For the Period	(81,827)	(37,296)
Deficit, Beginning Of Period	(5,054,739)	(4,677,398)
Deficit, End Of Period	$ (5,136,566)	$ (4,714,694)
Basic And Diluted Loss Per Share	$ (0.005)	$ (0.006)
Basic and Diluted Weighted Average Common Shares	16,760,912	6,014,647

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JANUARY 31 2007	2005
Cash Flows From Operating Activities		
Net loss for the period	$ (81,827)	$ (37,296)
Adjustment for item not affecting cash:		
Amortization	920	1,319
Interest accrued	12,753	5,151
	(68,154)	(30,826)
Changes in non-cash working capital items:		
Accounts receivable	1,966	5,566
Inventory	1,470	1,816
Prepaid expenses	732	(5)
Accounts payable	(11,391)	(26,956)
	(75,377)	(50,405)
Cash Flows From Financing Activity		
Due to related parties	17,040	51,297
Cash Flows From Investing Activity		
Mineral property expenditures	(29,255)	-
Decrease In Cash During The Period	(87,592)	892
Cash, Beginning Of Period	335,319	468
Cash, End Of Period	$ 247,727	$ 1,360

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2006. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2006.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2006 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2006 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $12,753 (2006 - $5,151) has been accrued for the three month period ending January 31, 2007.

3. SUBSEQUENT EVENTS

On February 7, 2007 the Company borrowed $200,000 from a shareholder. The loan is due within one year and bears interest at 8% per annum.

#82- 1260

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Siegfried Naguschewski, President, Chief Executive and Chief Financial Officer of Thunder Sword Resources Inc.,

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposed in accordance with the issuer's CAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

"S. Naguschewski"
Signature
President & Chief Executive Officer

END